DCB Financial Corp

September 5, 2012

VIA EDGAR

Ms. Kathryn McHale, Senior Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:	DCB Financial Corp

Amendment No. 1 to Registration Statement on Form S-1

Filed August 22, 2012

Amendment No. 2 to Registration Statement on Form S-1

Filed August 24, 2012

File No. 333-182739

Dear Ms. McHale:

The following information is provided in response to your comment letter dated August 22, 2012, pertaining to the Registration Statement on Form S-1 filed July 18, 2012, Pre-Effective Amendment No. 1 filed on August 22, 2012 and Pre-Effective Amendment No. 2 filed on August 24, 2012. To assist your review, we have retyped the text of the Staff’s comment and provided our response below each comment.

Cover Page

1.	We note your revised disclosure in response to comment 1 of our letter dated August 15, 2012. Please revise your cover page and disclosure throughout the prospectus to state the minimum number of shares that you will need to sell in the rights offering in order to meet the $13.0 million threshold provision that is applicable to some of the standby purchasers. In addition, please clarify here and on pages 16 and 51 that the $13.0 million threshold includes the $4.3 million investment of the five standby purchasers.

Response:

We have clarified on the cover page and throughout the document number of shares that must be sold in the rights offering for us to raise at least $13.0 million and require the standby purchasers to complete their share purchase. We have also included language clarifying that the $13.0 million to be raised includes the commitment of the five standby purchasers.

Risk Factors

2.	We note your response to comment 5 of our letter dated August 15, 2012. Your statement that you have not obtained a recommendation or fairness opinion from Sandler O’Neill and that the board is not making a recommendation as to whether the subscription rights should be exercised should be separated into its own section in Risk Factors. Please revise. This section should address the risks to investors as a result of the lack of fairness opinion or recommendation from Sandler O’Neill and the board of directors.

Response:

We have revised this section to include a separate risk factor regarding the lack of a fairness opinion.

Exhibits

3.	Please file any missing exhibits, including your legality opinion, in your next amendment.

Response:

From our conversations with Ms. Purnell, we understand that this comment was inadvertent and that these exhibits were filed with Pre-Effective Amendment No. 2.

We appreciate your prompt attention to our filing and this response. Please contact me if you have any questions.

Sincerely,

/s/ Ronald J. Seiffert

Ronald J. Seiffert

President and Chief Executive Officer